Exhibit 6.22

ADVISORY BOARD AGREEMENT

This Advisory Board Agreement (the “Agreement”), shall be effective as of November 16, 2023 (the “Effective Date”), and is entered into by IDENTIFYSENSORS BIOLOGICS CORP., a Delaware corporation (the “Company”), and Melis Productions, Inc. f/s/o William Shatner (the “Advisor”).

Witnesseth

Whereas, the Company desires to have the benefit of the Advisor’s knowledge and experience in the areas of business development, scientific or technology development, customer identity or relationships and other areas of general advice, and the Advisor desires to provide services to the Company, all as hereinafter provide in this Agreement; and

Whereas the Company desires to have the Advisor serve as a member of the Company’s Business Advisory Board (the “BAB”), and the Advisor desires to serve as a member of the BAB;

Now, Therefore, in consideration of the promises and mutual agreements hereinafter set forth, effective the date hereof, the Company and the Advisor hereby agree as follows:

1. Business Advisory Board. The Company hereby agrees to retain the Advisor as an advisor and the Advisor hereby agrees to serve the Company as a member of the BAB upon the terms and conditions hereinafter set forth. In serving the Company as a member of the BAB, the Advisor is acting in his/her individual capacity and not as an employee or representative of the Advisor’s Employer.

1.1 Approval of Advisor’s Employer. The Advisor recognizes that the Advisor is responsible for ensuring that this Agreement is not in conflict with the intellectual property, consulting, conflict-of-interest, and other policies of the Advisor’s Employer. The Advisor represents that he has made all of the required disclosures to the Advisor’s Employer and has obtained all necessary approvals of this Agreement from the appropriate authorities at the Advisor’s Employer.

2. Term. Subject to the terms and conditions hereinafter set forth including the right to early termination pursuant to Section 5, the term of the Advisor’s arrangement and service on the BAB (hereinafter referred to as the “Advisory Period”) shall commence on the Effective Date of this Agreement and shall continue through July 8, 2022 (a two-year term) subject to earlier termination as provided herein. This Agreement may be renewed annually by mutual consent of both parties.

3. BAB Member Duties.

3.1 Member of BAB. During the Advisory Period, the Advisor shall serve as a member of the BAB and shall render to the Company or to the Company’s designee such services in the Advisor’s field of expertise and knowledge related to the technologies and business of the Company (the “Services”) and at such times and places as the Company may from time to time request. The Company shall give the Advisor reasonable advance notice of any services required of the Advisor hereunder, provided, however that the following services are agreed to in advance:

(i)	Attending and participating in quarterly and annual Advisory Board meetings;

(ii)	Attending (in person or telephonically) one (1) meeting each month with the Company’s executives and/or senior staff (each meeting to last approximately 1 to 2 hours; date, time and location to be mutually agreed upon by the parties);

(iii)	Participating in conference calls with the Company’s executives and/or senior staff on an “on-call” basis during normal business hours; and

(iv)	Responding promptly to any phone calls or emails sent by the Company’s executives and/or senior staff.

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3.2 Under Direction of CEO. All work to be performed by the Advisor for the Company shall be under the general supervision of the Company. The Advisor shall act upon the instructions of the Chief Executive Officer and the President.

3.3 Working Days Commitment. The Advisor shall devote his/his reasonable best efforts and ability to the performance of the duties attached to this obligation. All work to be performed by the Advisor for the Company shall be at times reasonably convenient to the Advisor, and nothing contained herein shall interfere with the Advisor’s duties and responsibilities to the Advisor’s Employer. In order to assure that Advisor’s service to the Company does not interfere with Advisor’s obligations and duties to the Advisor’s Employer, the maximum number of days per fiscal year that Advisor will be required to serve the Company as a member of the BAB is the equivalent of five (5) working days.

4. Compensation.

4.1 No Cash Compensation. As compensation for the Advisor’s services hereunder, the Company shall pay Advisor, during the Advisory Period, as follows: initially no cash payments shall be made. Upon the first anniversary of this Agreement, the Board of Directors of the Company shall reconsider the financial condition of the Company and determine a reasonable annual cash payment for the Advisor, determined by reference to companies in similar financial condition in the industry.

4.2 Stock Award. In consideration for entering into this Agreement and the Services rendered to the Company, the Company has entered into that Restricted Stock Award agreement of even date herewith attached as Exhibit A. The Shares shall vest as set forth in the Restricted Stock Purchase Agreement and shall be subject to the other terms and conditions of the Plan. The Advisor acknowledges and agrees that the Advisor shall be solely responsible for preparing and filing any 83(b) election under the U.S. Tax Code, and any and all other tax filings necessary or advisable relating to the Shares.

4.3 Reimbursement of Expenses. The Company shall reimburse the Advisor for all reasonable and necessary expenses incurred or paid by the Advisor in connection with, or related to, the performance of his/her services under this Agreement. The Advisor shall submit to the Company itemized monthly statements, in a form satisfactory to the Company, of such expenses incurred in the previous month. The Company shall pay to the Advisor amounts shown on each such statement within thirty (30) days after receipt thereof. Notwithstanding the foregoing, the Advisor shall not incur any expenses in excess of $1,500.00 in any calendar quarter without the prior written approval of the Company.

4.4 Benefits. The Advisor shall not be entitled to any benefits, coverages or privileges, including, without limitation, social security, unemployment, medical or pension payments, made available to employees of the Company. The Advisor acknowledges that the Company will not withhold taxes on any amounts paid to him hereunder and that Advisor is responsible for all tax withholding, social security, unemployment insurance and other similar payments.

5. Termination. This Agreement shall terminate automatically and without any required notice or action by either party upon (i) the death of the Advisor, or (ii) the disability of the Advisor which shall mean the Advisor’s inability to render the Services to the Company as a result of any physical or mental condition, as reasonably determined by the Company. Additionally, the Company may, without prejudice to any right or remedy it may have due to any failure of the Advisor to perform his/her obligations under this Agreement, terminate the Advisory Period upon thirty (30) days’ prior written notice to the Advisor. The Advisor may, without prejudice to any right or remedy he may have due to any failure of the Company to perform its obligations under this Agreement, terminate this Agreement and the Advisory Period upon thirty (30) days’ prior written notice to the Company. In the event of an early termination of this Agreement, the Advisor shall be entitled to payment for services performed and expenses paid or incurred prior to the effective date of termination, subject to the limitation on reimbursement of expenses set forth in Section 4.3. The vesting on any Shares shall terminate on and as of the date of termination. Such payments shall constitute full settlement of any and all claims of the Advisor of every description against the Company. Notwithstanding the foregoing, the Company may terminate the Advisory Period, effective immediately upon receipt of written notice, if the Advisor breaches or threatens to breach any provision of Sections 6, 7 or 9. The following provisions shall survive termination of this Agreement: Sections 7, 9 and 14.

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6. Cooperation. In the performance of his/her obligations under this Agreement, the Advisor shall use his/her reasonable best efforts, shall reasonably cooperate with the Company’s personnel, shall not interfere with the conduct of the Company’s business, and shall observe all rules, regulations and security requirements of the Company concerning the safety of persons and property. The Company shall provide such access to its information and property as may be reasonably required in order to permit the Advisor to perform his/her obligations hereunder.

7. Inventions and Proprietary Information.

7.1 Inventions. All inventions, discoveries, computer programs, data, technology, designs, innovations and improvements (whether or not patentable and whether or not copyrightable) (“Inventions”) related to the business of the Company which are made, conceived, reduced to practice, created, written, designed or developed by the Advisor, solely or jointly with others and whether during normal business hours or otherwise, during the Advisory Period while actively serving as an advisor to the Company, as a member of the Company’s BAB, or thereafter if resulting directly or indirectly derived from Proprietary Information of the Company (as defined below), shall be the sole property of the Company.

By way of clarification, any inventions, discoveries, computer programs, data, technology, designs, innovations and improvements (whether or not patentable and whether or not copyrightable) made, conceived, reduced to practice, created, written, designed or developed by the Advisor, solely or jointly with others, in the course of the Advisor’s activities with any third party, and NOT in the course of his/her performance of advisory services hereunder and which are not directly or indirectly derived from Proprietary Information, shall not constitute “Inventions” hereunder.

The Advisor hereby assigns to the Company all Inventions and any and all related patents, copyrights, trademarks, trade names, and other industrial and intellectual property rights and applications therefore, in the United States and elsewhere and appoints any officer of the Company as the Advisor’s duly authorized attorney to execute, file, prosecute and protect the same before any government agency, court or authority. Upon request of the Company and at the Company’s expense, the Advisor shall execute further assignments, documents and other instruments as may be necessary or desirable to fully and completely assign all Inventions to the Company and to assist the Company in applying for, obtaining and enforcing patents or copyrights or other rights in the United States and in any foreign country with respect to any Invention.

7.2 Proprietary Information.

7.2.1 The Advisor acknowledges that his/her relationship with the Company is one of high trust and confidence and that in the course of his/her service to the Company he will have access to and contact with Proprietary Information (as defined in subparagraph 7.2.2. below). The Advisor agrees that he will not, during the Advisory Period or at any time thereafter, disclose to others, or use for his/her benefit or the benefit of others, any Proprietary Information.

7.2.2 For purposes of this Agreement, Proprietary Information shall mean all non-public information (whether or not patentable and whether or not copyrightable) owned, possessed or used by the Company, including, without limitation, any Invention, designs, drawings, specifications, data (including derivatives of the foregoing), vendor information, customer information, apparatus, equipment, trade secret, process, research, report, technical data, know-how, computer program, software, software documentation, hardware design, technology, marketing or business plan, forecast, unpublished financial statement, budget, license, price, cost and employee list that is communicated to, learned of, developed or otherwise acquired by the Advisor in the course of his/her service as an advisor to the Company.

7.2.3 Proprietary Information excludes, and the Advisor’s obligations under this Section 7.2 shall not apply to, any information that (i) is or becomes known to the general public under circumstances involving no breach by the Advisor or others of the terms of this Section 7.2, (ii) is already known by the Advisor prior to the disclosure by Company, (iii) is learned by the Advisor from a third party who is not subject to a confidentiality agreement with the Company and is authorized to disclose such information, (iv) is independently developed by the Advisor without use of the Company’s Proprietary Information, (v) is required by law (including statute, rule, regulation, order or other legal compulsion) to be disclosed, (vi) is generally disclosed to third parties by the Company without restriction on such third parties, or (vii) is approved for release by written authorization of the Chief Executive Officer for the Company.

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7.2.4 Upon termination of this Agreement or at any other time upon request by the Company, the Advisor shall promptly deliver to the Company all Proprietary Information and all records, files, memoranda, notes, designs, data, reports, price lists, customer lists, drawings, plans, computer programs, software, software documentation, sketches, research notebooks and other documents (and all copies or reproductions of such materials) that relates to the Proprietary Information.

7.2.5 The Advisor represents that his/her retention as an advisor with the Company and his/her performance under this Agreement does not, and shall not, breach any agreement that obligates him to keep in confidence any trade secrets or confidential or proprietary information of his/her or of any other party or to refrain from competing, directly or indirectly, with the business of any other party. The Advisor shall not disclose to the Company any trade secrets or confidential or proprietary information of any other party.

7.2.6 The Advisor acknowledges that the Company from time to time may have agreements with other persons or with the United States Government, or agencies thereof, that impose obligations or restrictions on the Company regarding inventions made during the course of work under such agreements or regarding the confidential nature of such work. The Advisor agrees to be bound by all such obligations and restrictions that are known to him and to take all action necessary to discharge the obligations of the Company under such agreements.

7.3 Remedies. The Advisor acknowledges that any breach of the provisions of this Section 7 shall result in serious and irreparable injury to the Company for which the Company cannot be adequately compensated by monetary damages alone. The Advisor agrees, therefore, that, in addition to any other remedy it may have, the Company shall be entitled to enforce the specific performance of this Agreement by the Advisor and to seek both temporary and permanent injunctive relief (to the extent permitted by law) without the necessity of proving actual damages.

8. Advisor’s Obligations to Advisor’s Employer. The Advisor has no right, power or authority to assign or enter into any agreement with respect to intellectual property, confidential or other proprietary information owned by the Advisor’s Employer. The parties understand and agree that it is Advisor’s sole responsibility to ensure that the Services provided by Advisor hereunder do not infringe on Advisor’s obligations to Advisor’s Employer. The Advisor agrees to indemnify, defend and hold the Company harmless from any breach of the Advisor’s duties or obligations to the Advisor’s Employer.

9. No Conflict of Interest; Non-Competition Agreement.

9.1 The Advisor represents and warrants to the Company that the Advisor currently has no agreement with, nor conflicting interests, nor any other obligation to, any third party that would conflict with the terms of this Agreement and the Business of the Company and in the areas of focus of Company’s intellectual property portfolio, nor shall the Advisor enter into any such agreement nor incur such an obligation, without the prior written consent of the Company. The Advisor further represents that the performance of the Services will not breach any agreement or obligation with any third party, including without limitation any obligation to refrain from engaging in activities that may compete with such party. The Advisor understands the confidential nature of the information and materials he will acquire or develop in performing his/her services under this Agreement. The Advisor acknowledges that if such information or materials were revealed to competitors of the Company, then such disclosure could cause damage to the Company. Therefore, for the duration of the Advisory Period and for one (1) year thereafter, the Advisor shall not engage in any activities that would compete with the Company-including, without limitation, founding or otherwise holding an equity interest in any other business entity working in the field (other than the Advisor’s interest in the Advisor’s Employer and as a shareholder of less than 2% of the stock of a publicly traded corporation, provided that Advisor exercise no operational or strategic control over such corporation), becoming employed by, serving as a consultant for, serving as a member of a scientific advisory board (or a comparable organization) for, or acting in any manner on behalf of any other for-profit enterprise that conducts activities similar to or competes with those of the Company, without first obtaining the written consent of the Company. Notwithstanding the foregoing, nothing contained in this Section 9 or elsewhere in this Agreement shall interfere with, limit or otherwise adversely affect the Advisor’s freedom or ability to perform his/her duties and responsibilities for the Advisor’s Employer. The Company agrees not to unreasonably withhold or delay its consent to activities by the Advisor in areas with respect to which the Company either has no business or in which it does not intend to develop business.

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9.2 During the term of this Agreement and for a period of one (1) year commencing on the expiration or termination (if earlier) of this Agreement, Advisor will not solicit, entice, persuade or induce any individual who is then, or has been within the preceding six-month period, an employee or consultant of the Company or any of its subsidiaries or affiliates to terminate his/her employment or consulting relationship with the Company or any of its subsidiaries or affiliates or to become employed by or enter into contractual relations with any other individual or entity, and the Advisor shall not approach any such employee or consultant for any such purpose or authorize or knowingly approve the taking of any such actions by any other individual or entity. The term “affiliate” shall mean any person or entity that directly, or indirectly, through one or more intermediaries, is controlled or is controlled by, or is under common control of the Company.

9.3 Since a breach of the provisions of this Section 9 could not adequately be compensated by money damages, the Company shall be entitled, in addition to any other right and remedy available to it, to an injunction restraining such breach or a threatened breach, and in either case no bond or other security shall be required in connection therewith. Advisor agrees that the provisions of this Section 9 are necessary and reasonable to protect the Company in the conduct of its business. If any restriction contained in this Section 9 shall be deemed to be invalid, illegal, or unenforceable by reason of the extent, duration, or geographical scope thereof, or otherwise, then the court making such determination shall have the right to reduce such extent, duration, geographical scope, or other provisions hereof, and in its reduced form such restriction shall then be enforceable in the manner contemplated hereby.

9.4 The provisions of this Section 9 shall survive any termination or expiration of this Agreement.

10. Notices. All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, postage prepaid, addressed to the other party at the address shown above, or at such other address or addresses as either party shall designate to the other in accordance with this Section 10.

11. Entire Agreement. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof and supersedes and replaces all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof and any and all such prior agreements, arrangements and communications shall be deemed terminated.

12. Amendment. This Agreement may be amended or modified only by a written instrument executed by the Company and the Advisor.

13. Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of Delaware.

14. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, both parties and their respective successors and assigns, including any corporation with which, or into which, the Company may be merged or which may succeed to its assets or business, provided, however, that the obligations of the Advisor are personal and shall not be assigned by him.

15. Independent Contractor Status. The Advisor shall perform all services under this Agreement as an “independent contractor” and not as an employee or agent of the Company. The Advisor is not authorized to assume or create any obligation or responsibility, express or implied, on behalf of, or in the name of, the Company or to bind the Company in any manner.

16. Miscellaneous.

16.1 No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

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16.2 The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

16.3 In the event that any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

17. Indemnification of Advisors, Directors and Officers. The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify Melis Productions, Inc. and advisory board member William Shatner in addition to each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section, a “director” or “officer” of the corporation includes any person (i) who is or was a consultant officer, director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.

IDENTIFYSENSORS BIOLOGICS CORP.	ADVISOR

By:

Title:
Address:

Phone :
Email:

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EXHIBIT A

GENERAL INTENT AND DESCRIPTION OF THE BAB ACTIVITIES

Social Media:	Posting about the technological capabilities of Check4 on applicable social media platforms at agreeable intervals. Recommended minimum threshold to be one (1) posts per month.
Advocacy:

Appear and participate in mutually agreed upon Podcasts, roundtable discussions, and other mediums to discuss the progression of medical technology from what was once only imagined in science fiction, to now being a reality.

Investor Involvement:

Assist in making warm introductions to individuals or groups that have an interest in taking an equity position in innovative, game-changing medical technology. These introductions carry no quantifiable metric and represent a good faith effort on the part of the Advisor to contribute to the success of IdentifySensors.

Company Support:	IdentifySensors will provide resources, relevant data, and messaging to aid the Advisor in the delivery of perspectives and messages.

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EXHIBIT B

RESTRICTED STOCK OPTION PURCHASE AGREEMENT PROVIDED UNDER SEPARATE COVER

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IDENTIFYSENSORS BIOLOGICS CORP.
Stock Option Grant Notice
(2020 Stock Incentive Plan)

IDENTIFYSESNSORS BIOLOGICS CORP. (the “Company”), pursuant to its 2020 Stock Incentive Plan (the “Plan”), hereby grants to Optionholder an option to purchase the number of shares of the Company’s Common Stock set forth below. This option is subject to all of the terms and conditions as set forth in this notice, in the Option Agreement, the Plan and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in this notice and the Plan, the terms of the Plan will control.

Optionholder:	Melis Productions, Inc. f/s/o William Shatner
Date of Grant:	November 16, 2023
Vesting Commencement Date:	November 16, 2023
Number of Shares Subject to Option:	888,888 shares of Common Stock
Exercise Price (Per Share):	$4.50
Expiration Date:	November 16, 2033

Type of Grant: Non-Statutory Stock Option

Exercise Schedule: ☒ Same as Vesting Schedule                     ☐ Early Exercise Permitted

Vesting Schedule: The shares underlying the option (the “Option Shares”) shall initially be unvested and the option may be exercised for Option Shares as they become vested. Once Options are vested they are permanently vested. The Option Shares shall vest as follows:

(i)	444,444 options shall vest immediately upon the date of grant in return for all services specified;

(ii)	Options shall vest thereafter at 18,518 per month over the next 24 months of Advisor active services. The options will expire after ten years if not exercised. Remaining Options not yet vested will vest as long as Advisor is still advising Company. In no event shall any additional remaining nonvested Option Shares vest after Optionholder’s or Affiliates termination of Continuous Service.

Payment:	By one or a combination of the following items (described in the Option Agreement):

☒ By cash, check, bank draft or money order payable to the Company

☒ Pursuant to a Regulation T Program if the shares are publicly traded

☒ By delivery of already-owned shares if the shares are publicly traded

☒ By deferred payment if approved by the Board of Directors

☒ If and only to the extent this option is a Nonstatutory Stock Option, and subject to the Company’s consent at the time of exercise, by a “net exercise” arrangement

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Additional Terms/Acknowledgements: Optionholder acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement and the Plan. Optionholder acknowledges and agrees that this Stock Option Grant Notice and the Option Agreement may not be modified, amended or revised except as provided in the Plan. Optionholder further acknowledges that as of the Date of Grant, this Stock Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Optionholder and the Company regarding this stock option award and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of options previously granted and delivered to Optionholder. By accepting this option, you consent to receive such documents by electronic delivery and to participate in the Plan through an online or electronic system established and maintained by the Company or another third party designated by the Company.

IDENTIFYSENSORS BIOLOGICS CORP., A Delaware corporation	Melis Productions, Inc. f/s/o William Shatner

BY:		BY:
Name:	Greg Hummer	Date:
Title:	CEO
Date:

BY:
Name:	Bruce Raben
Title:	President
Date:

Attachments:

Attachment I - Option Agreement

Attachment II – Q & A regarding Options Granted under 2020 Stock Incentive Plan

Attachment III - Notice of Exercise

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Attachment I

IDENTIFYSENSORS BIOLOGICS CORP.

Option Agreement
(Incentive Stock Option or Nonstatutory Stock Option)

Pursuant to your Stock Option Grant Notice (“Grant Notice”) and this Option Agreement, IDENTIFYSENSORS BIOLOGICS CORP. (the “Company”) has granted you an option under its 2020 Stock Incentive Plan (the “Plan”) to purchase the number of shares of the Company’s Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Capitalized terms not explicitly defined in this Option Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan.

The details of your option, in addition to those details set forth in the Grant Notice and the Plan, are as follows:

1. Vesting. Subject to the limitations contained herein, your option will vest as provided in your Grant Notice. Vesting will cease upon the termination of your Continuous Service.

2. Number of Shares and Exercise Price. The number of shares of Common Stock subject to your option and the exercise price per share in your Grant Notice will be adjusted for Capitalization Adjustments.

3. Method of Payment. You must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a) Provided that at the time of exercise the Common Stock is publicly traded, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise,” “same day sale,” or “sell to cover.”

(b) Provided that at the time of exercise the Common Stock is publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned shares of Common Stock that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your option, will include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. You may not exercise your option by delivery to the Company of Common Stock if doing so would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

(c) If this option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise of your option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash or other permitted form of payment. Shares of Common Stock will no longer be outstanding under your option and will not be exercisable thereafter if those shares (i) are used to pay the exercise price pursuant to the “net exercise,” (ii) are delivered to you as a result of such exercise, and (iii) are withheld to satisfy your tax withholding obligations.

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(d) Pursuant to the following deferred payment alternative:

(i) Not less than one hundred percent (100%) of the aggregate exercise price, plus accrued interest, will be due THREE (3) years from date of exercise or, at the Company’s election, upon termination of your Continuous Service or the occurrence of a Change in Control.

(ii) Interest will be compounded at least annually and will be charged at the minimum rate of interest necessary to avoid (1) the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment alternative and (2) the classification of your option as a liability for financial accounting purposes.

(iii) In order to elect the deferred payment alternative, you must, as a part of your written notice of exercise, give notice of the election of this payment alternative and, in order to secure the payment of the deferred exercise price to the Company hereunder, if the Company so requests, you must tender to the Company a promissory note and a pledge agreement covering the purchased shares of Common Stock, both in form and substance satisfactory to the Company, or such other or additional documentation as the Company may request.

4. Whole Shares. You may exercise your option only for whole shares of Common Stock.

5. Securities Law Compliance. In no event may you exercise your option unless the shares of Common Stock issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of your option also must comply with all other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations (including any restrictions on exercise required for compliance with Treasury Regulation 1.401(k)-1(d)(3), if applicable).

6. Term. You may not exercise your option before the Date of Grant or after the final exercise date of October 30, 2033. The term of your option expires upon the earliest of the following:

(a) Immediately for unvested shares upon the termination of your Continuous Service for Cause;

(b) three (3) months after the termination for unvested shares of your Continuous Service for any reason other than Cause, your Disability or your death (except as otherwise provided in Section 6 (c) and (d) below); provided, however, that if during any part of such three (3) month period your option is not exercisable solely because of the condition set forth in the section above relating to “Securities Law Compliance,” your option will not expire until the earlier of the Expiration Date indicated in your Grant Notice or until it has been exercisable for an aggregate period of three (3) months after the termination of your Continuous Service;

(c) twelve (12) months after the termination of your Continuous Service due to your Disability;

(d) eighteen (18) months after your death if you die either during your Continuous Service;

(e) the Expiration Date indicated in your Grant Notice; or

(f) the day before the tenth (710h) anniversary of the Date of Grant.

7. Exercise.

(a) You may exercise the vested portion of your option during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s Secretary, stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

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(b) By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your option, (ii) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (iii) the disposition of shares of Common Stock acquired upon such exercise.

8. Transferability. Except as otherwise provided in this Section 8, your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

(a) Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b) Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2) that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement.

(c) Other Approved Transfers. If this option is a Nonstatutory Stock Option, you may transfer your option only upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other applicable agreements required by the Company.

(d) Beneficiary Designation. Upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company (and, if applicable, any broker designated by the Company to handle option exercises), designate a third party who, in the event of your death, will thereafter be entitled to exercise this option and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this option and receive, on behalf of your estate, the Common Stock or other consideration resulting from such exercise.

9. Option not a Service Contract. Your option is not an employment or service contract, and nothing in your option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option will obligate the Company or an Affiliate, their respective stockholders, boards of directors, officers or employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

10. Withholding Obligations.

(a) At the time you exercise your option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

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(b) If this option is a Nonstatutory Stock Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock having a Fair Market Value not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of your option as a liability for financial accounting purposes). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your option. Notwithstanding the filing of such election, shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c) You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company will have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein, if applicable, unless such obligations are satisfied.

11. Tax Consequences. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your option or your other compensation. In particular, you acknowledge that this option is exempt from Section 409A of the Code only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per share of the Common Stock on the Date of Grant and there is no other impermissible deferral of compensation associated with the option. You acknowledge that there is no guarantee that the Internal Revenue Service will agree with the fair market value of the shares, and you will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that the fair market value fixed by the Board is less than the “fair market value” as subsequently determined by the Internal Revenue Service.

12. Notices. Any notices provided for in your option or the Plan will be given in writing (including electronically) and will be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this option by electronic means or to request your consent to participate in the Plan by electronic means. By accepting this option, you consent to receive such documents by electronic delivery and to participate in the Plan through an online or electronic system established and maintained by the Company or another third party designated by the Company.

13. Governing Plan Document. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of your option and those of the Plan, the provisions of the Plan will control.

14. Severability. If all or any part of this option or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this option or the Plan not declared to be unlawful or invalid. Any Section of this option (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section (or part of a Section) to the fullest extent possible while remaining lawful and valid.

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Attachment II

Q & A regarding option grants under 2020 Stock Incentive Plan

[provided under separate cover]

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Attachment III

Notice of Exercise

IdentifySensors Biologics Corp.

Attention: Greg Hummer, CEO

20600 Chagrin Boulevard, Suite 450

Shaker Heights, Ohio 44122

Date of Exercise: _______________

This document constitutes notice to IDENTIFYSENSORS BIOLOGICS CORP. (the “Company”) under my stock option that I elect to purchase the below number of shares of Common Stock of the Company (the “Shares”) for the price set forth below.

Type of option (check one):	Non-Statutory
Stock option dated:	_______________	November 16, 2023
Number of Shares as to which option is exercised:	_______________	_______________
Certificates to be issued in name of:	_______________	_______________
Total exercise price:	$______________	$______________
Cash payment delivered herewith:	$______________	$______________
Value of ________ Shares delivered herewith[1]:	$______________	$______________
Value of ________ Shares pursuant to net exercise[2]:	$______________	$______________
Regulation T Program (cashless exercise3):	$______________	$______________

By this exercise, I agree to provide (i) such additional documents as the Company may require pursuant to the terms of the 2020 Stock Incentive Plan, and (ii) for the payment by me to the Company (in the manner designated by the Company) of the Company’s withholding obligation, if any, relating to the exercise of this option.

Very truly yours,

________________________

Melis Productions, Inc. f/s/o William Shatner

1 Shares must meet the public trading requirements set forth in the option. Shares must be valued in accordance with the terms of the option being exercised and must be owned free and clear of any liens, claims, encumbrances or security interests. Certificates must be endorsed or accompanied by an executed assignment separate from certificate.

2 The option must be a Nonstatutory Stock Option and IDENTIFYSENSORS BIOLOGICS CORP. must have established net exercise procedures at the time of exercise, in order to utilize this payment method.

3 Shares must meet the public trading requirements set forth in the option.

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